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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-67438

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/19_____ AND ENDING _____12/31/19_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CABRILLO BROKER, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

128 S. Oakhurst Dr. Unit 4
_____
(No. and Street)

Beverly Hills   CA   90212
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chiaming G. Lin   (858) 452-9500
_____
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
_____
                    (Name - if individual, state last, first, middle name)

125 E. Lake Street, Ste. 303   Bloomingdale   IL   60108
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement
of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Chiaming G. Lin , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cabrillo Broker, LLC , as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

____

____
Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
(x)	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
(x)	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me on this 24 day of February, 2020, by Chiaming G Lin
______________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________ (Seal)

SEAN PETRONE
Notary Public - California
Orange County
Commission # 2242222
My Comm. Expires Jun 8, 2022

CABRILLO BROKER, LLC

Financial Statements and Supplemental Schedules

With Report of Independent Registered Public Accounting Firm

December 31, 2019

CABRILLO BROKER, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2019



MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Cabrillo Broker, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cabrillo Broker, LLC as of December 31, 2019, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cabrillo Broker, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cabrillo Broker, LLC's management. Our responsibility is to express an opinion on Cabrillo Broker, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cabrillo Broker, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Cabrillo Broker, LLC's financial statements. The supplemental information is the responsibility of Cabrillo Broker, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Cabrillo Broker, LLC's auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 17, 2020

1

CABRILLO BROKER, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$	13,711
Prepaid assets		1,580
Total assets	$	15,291

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Due to Affiliate	$	3,125
Total liabilities		3,125
Member's equity		12,166
Total liabilities and member's equity	$	15,291

*The accompanying notes to the financial statements are an integral part of
these financial statements.*

CABRILLO BROKER, LLC
Statement of Operations
December 31, 2019

Revenues		
Investment banking advisory and consulting fees	$	-
Investment banking retainer fees	$	30,000
Referral fees	$	8,000
Administrative fees	$	1,000
Total revenues		39,000
Expenses		
Independent contractor fees		30,000
Related party administrative expenses		6,000
Outside services		6,000
Professional fees		15,127
Regulatory fees		3,020
Other expenses		1,065
Total expenses		61,212
Net loss	$	(22,212)

The accompanying notes to the financial statements are an integral part of these financial statements.

CABRILLO BROKER, LLC
Statement of Changes in Member's Equity
December 31, 2019

Balance, beginning of year	$	34,378
Contributions		-
Net loss		(22,212)
Balance, end of year	$	12,166

The accompanying notes to the financial statements are an integral part of these financial statements.

CABRILLO BROKER, LLC
Statement of Cash Flows
December 31, 2019

Cash flows from operating activities		
Net loss	$	(22,212)
Adjustments to reconcile net loss to cash used in operating activities		
Changes in operating assets and liabilities		
Prepaid assets		(385)
Accounts payable to affiliates		4,421
Net cash used in operating activities		(18,176)
Net decrease in cash		(18,176)
Cash and cash equivalents, beginning of year		31,887
Cash and cash equivalents, end of year	$	13,711
Supplemental disclosure of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

The accompanying notes to the financial statements are an integral part of
these financial statements.

1.   THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Cabrillo Broker, LLC (the "Company") is a Texas limited liability company.

The Business. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides investment banking services primarily to emerging and middle market companies. These services include consultation and assistance with private offerings of equity and debt securities, mergers, acquisitions, divestitures, joint ventures, and other corporate finance transactions.

Liquidity and Capital Resources. The Company's prospects are subject to certain risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings, as well as other risks and uncertainties.

The Company has historically funded its operations through investment banking services and equity contributions. The Company's ability to continue to generate positive cash flows depends on a variety of factors including the continued development and successful marketing of the Company's services. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

Basis of Accounting. These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash Equivalents. For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition. Revenue from contracts with customers includes advisory and consulting fees, retainers related to investment banking services and referral fees. The

recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory and consulting fees related to investment banking are recognized as the related services are rendered. Nonrefundable retainers related to investment banking services are recognized when the contractual performance obligations are fulfilled. Referral and Administrative fees are recognized when received. Costs connected with investment banking services are expensed as incurred.

Income Taxes. Effective 2016, the Company has elected to be taxed as an S-Corporation, which provides for all profits or losses to be reported directly on the member' personal income tax returns. As such, the Company does not pay federal corporate income taxes on its taxable income.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and various state jurisdictions.

Concentration of Credit Risk. The Company maintains a cash balance with a financial institution. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from this instrument.

Recent Accounting Pronouncements.

Revenue Recognition In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach.

The core principle in the new guidance is that a company should recognize revenue in

a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenue to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019, the Company incurred $6,000 of administrative expenses under an expense sharing arrangement with Cabrillo Advisors, Inc. ("Advisors", an entity with common ownership). The expenses are categorized as appropriate in the accompanying statement of operations. As of December 31, 2019, the Company has payable of $3,125 to Cabrillo Advisors, Inc., which is recorded as a payable to affiliates in the accompanying statement of financial condition.

2.   NET CAPITAL REQUIREMENTS

Under Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1. The Company's ratio at December 31, 2019 was 0 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2019, the Company had net capital of $10,586, which was $5,586 in excess of the amount required by the SEC. The Company's minimum net capital as of December 31, 2019 was $5,000.

3.   INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) and, accordingly, has no possession or control requirements.

4.   COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required. Consequently, a reserve requirement was not calculated and a reconciliation to that calculation is not included herein.

5.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued, and determined there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

****

CABRILLO BROKER, LLC

Schedule I
Computation of Net Capital and Aggregate Indebetness
Under Rule 15c3-1

December 31, 2019

Total member's equity	$ 12,166
Less non-allowable assets	
Accounts receivable from affiliates	1,580
Net capital before haircuts on security positions	10,586
Less haircuts on security positions	-
Net Capital	10,586
Total aggregate indebtedness	3,215
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness')	$ 5,000
Net capital in excess of minimum requirement	$ 5,586
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 5,586
Ratio of aggregate indebtedness to net capital	0%

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as reported by Cabrillo Broker, LLC on January 9, 2020 on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

CABRILLO BROKER, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2019

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2019; and a reconciliation to that calculation is not included herein.

CABRILLO BROKER, LLC

Schedule III
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2019

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Cabrillo Broker, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cabrillo Broker, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cabrillo Broker, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Cabrillo Broker, LLC stated that Cabrillo Broker, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Cabrillo Broker, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cabrillo Broker, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA. P.C.

Bloomingdale, IL
February 17, 2020



February 10, 2020

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2019

Dear Sir/Madame:

For the fiscal year ending December 31, 2019, Cabrillo Broker, LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Cabrillo Broker, LLC met the exemption provided above for the fiscal year ending December 31, 2019.

Sincerely,

Chiaming G. Lin
Lead General Securities Principal

4350 Executive Drive, Suite 260 | San Diego, CA 92121

Phone 858.452.9500 | Fax 858.630.2867

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